Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place
Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION SIGNS AGREEMENTS FOR THE MARKET DEVELOPMENT OF ITS STEVIA EXTRACTS IN INDIA AND THE MIDDLE EAST

Vancouver, B.C. October 6, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, is pleased to announce its joint venture with Global Agrisystem Private Limited (“Global Agri”) for the marketing, development and distribution of GLG’s portfolio of stevia extracts in markets throughout India and the Middle East.

India is a global leader in the consumption of sugar. Fueled by growing population and continued economic growth, consumption is forecasted to increase to 24.5 million tons for the period 2010/11 on expected improvement in domestic supplies and strong demand. Stevia’s viability as a zero calorie sweetener which can be blended with sugar to reach caloric and sugar reduction targets in food and beverage formulations is viewed by the parties as a prime market opportunity for the market in India. In addition, varying annual production outputs for sugar in India as well as increasing rates of obesity that have triggered social and governmental concern have created a compelling market proposition for the introduction of stevia as an alternative sweetener.

Global Agri, a Katra Group company, is among India’s largest agribusiness companies focused on the food and agricultural sectors. Global Agri’s strengths include market development, new product introductions, food processing, distribution and agribusiness management. The Market Development Agreement signed between the two parties focuses on the utilization of the knowledge, expertise and resources of each party in order to develop the market for stevia in India. This includes obtaining governmental approvals, introduction of certain products to this market, development of new consumer products, government support, agriculture and the future development of manufacturing and processing capacity of stevia for domestic use and possible export.

The two parties have also signed an exclusive distribution agreement for the development of the Middle East market for GLG’s stevia extract products where the Katra Group also has extensive experience in the sale and distribution of products. As the market within India is developed, the Middle East and Indian activities will be combined to be served by an Indian joint venture.

Key highlights under the terms of these agreements include:

  Progressive levels of engagement conditioned upon the achievement of key milestones.

  Initial distribution term of five years with a renewal provision for another five years subject to agreement on certain conditions for the supply of GLG products within the Middle East.

  Mutual exclusivity between the two companies based on successful achievement of agreed GLG product purchase levels, which will be established by mutual agreement year by year.

  Marketing support, as well as sales and technical training, to be provided by GLG to Global Agri.

  Global Agri to market GLG’s full line of industrial use products within its serving territory including the BlendSure™ product line, Rebpure™, Rebsweet™.

  Initial purchase commitment for the Middle East market of approximately $1.7 million for delivery within the 2010 fiscal year.

GLG Chairman and CEO Dr. Luke Zhang stated, “We are enthusiastic about our joint venture with Global Agri and the Katra Group. With their experience in both agriculture and the marketing of food and beverage products in India and the Middle East, we believe we have the strongest possible partner for these important markets and the expansion of our agricultural base. India has a large population with health challenges that include diabetes and obesity and we believe that stevia will be an important healthy sweetener option for this market. GLG is looking forward to a successful partnership with Katra and Global Agri for many years of continued development of these important markets."

Mr. Gokul Patnaik, Chairman of Global Agri commented, “We are extremely excited about this partnership with GLG. India offers a natural market for stevia, given the propensity for sugar consumption in India and the accompanying concerns related to its supply and consumption pattern. Indian agriculture will greatly benefit from adding a newer range of products such as stevia, which provides sustained value both to the farmer and the consumer at large.”

Mr. Ramesh Vangal, Chairman of the Katra Group states, “GLG is a world standard in stevia products and our partnership with them will help us introduce the best products for the Indian and Middle Eastern market and participate across the entire value chain in the coming years.”

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About Global Agrisystem Private Limited

Global Agrisystem Private Limited is among India’s largest agribusiness companies focused on the agricultural and food sectors. A subsidiary of The Katra Group, Global Agri strengths include market development, import and export, corporate diversification and new product introductions, turnkey projects in agriculture for production and processing, and agribusiness management. Its footprint and presence covers India as well as strong territories in the Middle East. Global Agri, is also a leading supply chain and cold storage provider for fresh fruits and vegetables with a pan-India presence.

About The Katra Group

The Katra Group is a diversified conglomerate of business units with particular focus in the wellness category and value-added agricultural business platforms. The Katra Group has built a strategic presence across diverse sectors and works around the globe with strong international partners to ensure world class delivery. For further information, please visit www.katra.biz.

Contact

Brian Meadows Chief Financial Officer GLG Life Tech Corporation +1 (604) 844-2840 info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.